SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION /RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMERICAN REPUBLIC REALTY FUND I

(Name of Subject Company)

AMERICAN REPUBLIC REALTY FUND I
(Name of Person(s) Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

ROBERT J. WERRA
GENERAL PARTNER
AMERICAN REPUBLIC REALTY FUND I
2800 N. DALLAS PARKWAY, SUITE 100
PLANO, TEXAS 75093
(972) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer



This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by American Republic Realty Fund I on July 14, 2005, as amended by Schedule 14D-9/A filed by American Realty Fund I on July 19, 2005. Except as otherwise indicated, the information set forth in the previously filed Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2: Identity and Background of Filing Person

Item 2 is hereby amended by replacing Item 2 with the following:

a) The filing person is the subject company, American Republic Realty Fund I (the "Partnership"), and its business address and business telephone number are as follows: 2800 N. Dallas Parkway Suite 100, Plano, Texas 75093, telephone number (972) 836-8000

d) This statement relates to an tender offer by Everest Properties II, LLC ("Everest" or the "Offeror"), a California limited liability company, to purchase all 11,000 outstanding units ("Units") of limited partnership interests in the Partnership at a cash purchase price of $200 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase dated June 2, 2005 (as amended or supplemented, the "Offer") per Unit, if any made to unit holders by the Partnership after date of the Offer upon the terms and subject to the conditions set forth in the Offer dated June 2, 2005 and the accompanying Agreement of Transfer and Letter of Transmittal for Units of American Republic Realty Fund I for $200 Per Unit and letter to holders of Units of American Republic Realty Fund I, filed with the Securities and Exchange Commission (the "Commission") on June 2, 2005, which has been amended pursuant to the following amendments:

..	Amendment No. 1 to Schedule TO dated June 30, 2005 and accompanying letter to holders of units of American Republic Realty Fund I;
..	Amendment No. 2 to Schedule TO dated July 14, 2005 and accompanying letter to holders of Units of American Republic Realty Fund I;
..	Amendment No. 3 to Schedule TO dated August 3, 2005 and attached exhibit of the Company's financial statements; and
..	Amendment No. 4 to Schedule TO dated August 10, 2005 and
accompanying letter to holders of Units of American Republic Realty
Fund I.

The Schedule TO filed with the Commission on June 2, 2005, together with the Offer and the accompanying Agreement of Transfer and Letter of Transmittal and letter to holders of Units, as well as Amendment No. 1 to Schedule TO filed with the Commission on June 30, 2005 and the accompanying letter to holders of Units ("Amendment No. 1"), Amendment No. 2 to Schedule TO filed with the
Commission on July 14, 2005 and the accompanying letter to holders of Units ("Amendment No. 2"), Amendment No. 3 to Schedule TO and the attached exhibit of the Partnership's financial statements ("Amendment No. 3"), and Amendment No. 4 and the accompanying letter to Holders of Units ("Amendment
No. 4"), together with all exhibits thereto are disclosed on the Commission's EDGAR website at www.sec.gov and are hereby incorporated by reference. The Offer originally expired on July 8, 2005, but was extended by the Offeror to July 18, 2005 pursuant to Amendment No. 1, was thereafter extended a second time to August 1, 2005 pursuant to Amendment No. 2, and was thereafter extended a third time to August 25, 2005 pursuant to Amendment No. 4. Accordingly, on August 25, 2005, the Offer will expire at 5:00 p.m. Los Angeles time, unless further extended by the Offeror.

The original Offer was for up to 1,500 Units. However, pursuant to Amendment No. 4, the Offeror expanded the tender offer to all of the 11,000 outstanding Units.

As stated in the Schedule TO, the principal executive offices of the Offeror are located at 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101.


Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

The sixth sentence of Item 3 is hereby deleted and replaced with the following sentences:

To the partnership's knowledge, the Offeror currently owns 2762 Units, representing 24.85% of the 11,000 outstanding Units and as of August 9, 2005; the Offeror had received tender of approximately 448 Units pursuant to the Offer,which would cause the Offeror to own 3210 Units, representing approximately 29.18% of the outstanding Units. Because the Offer has now been extended to all of the Units, if an additional 2,318 Units or more are tendered to the Offeror pursuant to the Offer, the Offeror would acquire a majority in interest of the Units.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(3)		Letter, dated August 24, 2005, from Robert J. Werra, as General
Partner of the Partnership, to the Limited Partners.

242813v1




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					AMERICAN REPUBLIC REALTY
FUND I


					By:
___________________________________



					Date:  August 24, 2005




Exhibit a (3)

American Republic Realty Fund I, L.P.
2800 N Dallas Pkwy #100
Plano, TX  75093

August 24, 2005


Re: American Republic Realty Fund I

Dear Limited Partner:

On August 10, 2005, Everest Properties II, LLC (the "Offeror") extended the date of its tender offer ("the "Offer") for the units of limited partnership interests ("Units") of American Realty Fund I (the
"Partnership") to August 25, 2005. In addition, the Offer was expanded from the original 1500 Units requested for purchase, to include an offer to purchase ALL (100%) of the outstanding Units.

As you know, On June 2, 2005, the Offeror made an offer to acquire up to 1,500 Limited Partnership Interests of the Fund at a cash purchase price of $200 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase dated June 2, 2005) per Unit, if any made to unit holders by the Partnership after date of the Offer upon the terms and subject to the conditions set forth in the Offer dated June 2, 2005 and the accompanying Agreement of Transfer and Letter of Transmittal for Units of American Republic Realty Fund I for $200 Per Unit and letter to holders of Units of American Republic Realty Fund I, filed with the Securities and Exchange Commission (the "Commission") on June 2,
2005, which has been amended pursuant to the following amendments:

o	Amendment No. 1 to Schedule TO dated June 30, 2005 and
accompanying letter to holders of units of American Republic
Realty Fund I;
o	Amendment No. 2 to Schedule TO dated July 14, 2005 and
accompanying letter to holders of Units of American Republic
Realty Fund I;
o	Amendment No. 3 to Schedule TO dated August 3, 2005 and
attached exhibit of the Company's financial statements; and
o	Amendment No. 4 to Schedule TO dated August 10, 2005 and
accompanying letter to holders of Units of American Republic
Realty Fund I.

The Schedule TO filed with the Commission on June 2, 2005, together with the Offer and the accompanying Agreement of Transfer and Letter of Transmittal and letter to holders of Units, as well as Amendment No. 1 to Schedule TO filed with the Commission on June 30, 2005 and the accompanying letter to holders of Units ("Amendment No. 1"), Amendment No. 2 to Schedule TO filed with the Commission on July 14,
2005 and the accompanying letter to holders of Units ("Amendment No.
2"), Amendment No. 3 to Schedule TO and the attached exhibit of the Partnership's financial statements ("Amendment No. 3"), and Amendment
No. 4 and the accompanying letter to Holders of Units ("Amendment No. 4"), together with all exhibits thereto are disclosed on the Commission's EDGAR website at www.sec.gov. In addition, these documents have been sent to you by the Offeror.

The Offer originally expired on July 8, 2005, but was extended by the Offeror to July 18, 2005 pursuant to Amendment No. 1, was thereafter extended a second time to August 1, 2005 pursuant to Amendment No. 2, and was thereafter extended a third time to August 25, 2005 pursuant to Amendment No. 4. Accordingly, on August 25, 2005, the Offer will expire at 5:00 p.m. Los Angeles time, unless further extended by the Offeror.

The original Offer was for up to 1,500 Units. However, pursuant to Amendment No. 4, the Offeror expanded the tender offer to all of the 11,000 outstanding Units.

As previously stated in our letter to you dated July 14, 2005, the General Partner of the Fund carefully considered many factors in reviewing the Offer and expressed no opinion of, and remained neutral toward, the Offer. The only material changes to the Offer since our letter to you dated July 14, 2005 are that (i) the Offer has been expanded to include all (100%) of the outstanding Units, and (ii) the Offer has been extended until August 25, 2005. After careful consideration, the General Partner does not believe that these factors materially affect its position with respect to the Offer. Accordingly, the General Partner is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer. The reasons for the General Partner's neutrality with respect to the Offer are as follows:

At June 30, 2005, the Partnerships sole assets consisted of two real estate properties: Forestwood and Four Winds (the "Real Property"). Based on current levels of income and expense, the Partnership believes that the Real Property has an aggregate fair market value of approximately $15,425,000 on such date. The sole indebtedness of the Partnership consists of mortgage indebtedness secured by the Real Property in the aggregate principal amount of $9,825,000 at June 30, 2005. Using closing costs of 3%, there is an equity value of approximately $5,137,000. There are 11,000 partnership units in the American Republic Realty Fund I indicating a value of approximately $467 per partnership unit. However, if both properties were sold today there would be a loan prepayment penalty of approximately $1,500,000 for both loans reducing the value per unit by $136. The fund is currently generating about $15 per unit in cash flow annually. The underlying loans come due August 2007. We would hope for a sale some time that year when we can payoff the loans without penalty after May 2007.

Although the Partnerships estimates of net book value and income per Limited Partnership Interest indicate that the Limited Partnership Interests arguably have a value in excess of the Offer Price, the Partnership is expressing no opinion of the Offer for the following reasons. Due to the relatively small number of outstanding Limited Partnership Interests, there is not an active trading market for Limited Partnership Interests. As a result, holders of Limited Partnership Interests do not have a readily available means of liquidating their investment in Limited Partnership Interests. Thus, even though the value of the Limited Partnership Interests may exceed the Offer Price, the Offer does afford to holders of Limited Partnership Interests the opportunity to liquidate all or a portion of their investment. In addition, the Partnerships estimates of net book value and income generated by the Real Property are based on current market conditions and levels of income and expense, which are likely to change.

Any such material change in market conditions and levels of income and expense would affect the value of the Real Property. There can be no assurance that the value of the Real Property will not decrease in future periods. For these reasons, the General Partner is expressing no opinion of, and is remaining neutral toward, the Offer.

Sincerely,


Robert J. Werra
General Partner